September 8, 2017

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

ATTENTION:                 Andrew Mew
Amy Geddes
Melissa Raminpour
Lyn Shenk

Re:                             Sonus Networks, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-34115

Ladies and Gentlemen:

On behalf of Sonus Networks, Inc. (the “Company”), set forth below is the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated September 6, 2017 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2016.

For your convenience, the response is keyed to the numbering of the comment and the heading used in the Comment Letter.

Sonus Networks, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016

Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 64

Goodwill and Intangible Assets, page 68

1.        We note from your response to our previous comment 1 that you performed a quantitative analysis as part of step one in your impairment assessment.  Please describe to us in detail the calculation you performed, including assumptions made and your basis for such assumptions.

Response:  We respectfully inform the Staff that the Company performs its annual assessment of goodwill as of November 30 of each year as proscribed by Accounting Standards Codification (“ASC”) 350, Intangibles — Recognition and Measurement of an Impairment Loss.  As the Company operates as a single operating segment and single reporting unit, the

Global Headquarters	EMEA Headquarters	APAC Headquarters	CALA Headquarters
United States	United Kingdom	Singapore	Mexico
Tel: -855-GO-SONUS	Tel: +44 207 643 2219	Tel: +65 68325589	Tel: +52 55 36010600

Company evaluates goodwill for impairment based on an evaluation of the fair value of the Company as a whole.

The Company considered the guidance in ASC 350-20-35-22 through 23 when performing its step one analysis.  The Company performs a quantitative assessment by comparing its total market capitalization to its carrying amount (net assets).  At each of November 30, 2016, 2015 and 2014, the Company’s market capitalization was significantly in excess of its carrying value, as demonstrated below (in thousands, except per share data):

	November 30, 2016	November 30, 2015	November 30, 2014

Shares outstanding	49,059	49,700	49,310
Closing stock price	$6.03	$6.83	$17.80
Fair value (market capitalization)	$295,826	$339,451	$877,718
Carrying amount (stockholders’ equity)	$206,264	$206,140	$225,851
Excess of fair value over carrying amount	$89,562	$133,311	$651,867

The Company did not perform a control premium assessment in 2016, 2015 or 2014 since the excess of the Company’s market capitalization compared to its carrying value at each of the annual impairment testing dates in those years was significant absent such control premium, and the application of a control premium to the calculation would have further increased the excess.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (978) 614-8148.

Very truly yours,

/s/ Susan M. Villare
Susan M. Villare
Interim Chief Financial Officer,
Vice President of Financial Planning and Treasury

cc:        Raymond P. Dolan, President and Chief Executive Officer
Jeffrey M. Snider, Senior Vice President, Chief Administrative Officer, General Counsel and Secretary
Jonathan Wolfman, Wilmer Cutler Pickering Hale and Dorr LLP